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NEWS RELEASE


                 TOWER SEMICONDUCTOR RECEIVES FINAL INSTALLMENT
               FROM STRATEGIC PARTNERS AND CLOSES BANK AGREEMENT

                FINAL PAYMENTS FROM PARTNERS TOTAL $25.1 MILLION

                    CLOSES AMENDMENT TO FAB 2 CREDIT FACILITY

MIGDAL HAEMEK, Israel - December 16, 2003 - Tower Semiconductor (NASDAQ: TSEM,
TASE: TSEM) announced today the receipt from its strategic partners of the fifth and final Fab 2 milestone payment in the amount of $25.1 million. In addition, Tower announced today that it has closed the previously announced amendment to its credit facility agreement for the continued financing of Fab 2.

According to the new amendment to the credit facility agreement, the repayment of over $200 million of loans will be deferred and begin in 2007. In addition, a "safety net" of up to an additional $93 million of funding was secured for Tower by Israel Corporation and Tower's banks.

For $8.7 million of the fifth milestone payment received from its strategic partners Tower issued today 2,916,951 ordinary shares at a price per share of $2.983, pursuant to a February 2003 amendment to the investment agreements. These shares were issued as follows: SanDisk Corporation (NASDAQ: SNDK) - 777,295 shares; Alliance Semiconductor (NASDAQ: ALSC) - 777,295 shares; Macronix (NASDAQ: MXICY) - 777,295 shares; Israel Corporation- Technologies (ICTech) Ltd.
- 518,020 shares and The Challenge Fund-Etgar II - 67,046 shares.

The number of ordinary shares to be issued for the additional $16.4 million of the fifth milestone investment received today from the strategic partners will be determined in accordance with the terms of a November 2003 amendment to the investment agreements. The price per share for this portion of the investment will equal the price per share in certain possible future financings, if consummated, or if these financings are not completed, the average trading price during the 15 days preceding the date of actual payment, and subject to certain adjustments

The number of Tower ordinary shares currently issued and outstanding as of December 16, 2003 is 51,696,097.

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from
1.0 to 0.18 microns; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 microns and can produce up to 16,000 150mm wafers per month. Fab 2 features 0.18-micron and below process technologies, including foundry-standard technology. When complete, Fab 2 is expected to offer full production capacity of 33,000 200mm wafers per month. The Tower Web site is located at www.towersemi.com.

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SAFE HARBOR

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with (i) obtaining the approval of the Israeli Investment Center to extend the five-year investment period under the Company's Fab 2 approved enterprise program and of amendments to the Company's modified business plan, (ii) market acceptance and competitiveness of the products to be manufactured by the Company for customers using these technologies, as well as obtaining additional business from new and existing customers, (iii) the Company's ability to obtain additional financing for the Fab 2 project from equity and/or wafer partners, the Israeli Investment Center, the Company's banks, and/or other sources, as required under the Fab 2 business plan and pursuant to the Company's agreements with its wafer and equity partners, banks and the Israeli Investment Center, (iv) ramp-up of production at Fab 2, (v) completion of the development and/or transfer of advanced process technologies to be utilized in Fab 1 and in Fab 2, (vi) initial production difficulties the Company may experience in connection with the functionality of the equipment installed in Fab 2 during its early manufacturing period and
(viii) conditions in the market for foundry manufacturing services and for semiconductor products generally. A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect the Company's business is included under the heading "Risk Factors" in its most recent Annual Report on Form 20-F, as was filed with the Securities and Exchange Commission and the Israel Securities Authority.

                                      # # #

Investor Relations Contact
Sheldon Lutch
Fusion IR & Communications
+1 (212) 268 1816
sheldon@fusionir.com

PR Agency Contact
Bruce Hokanson
Loomis Group
+1 (360) 574 4000
hokanson@loomisgroup.com

Corporate Contact
Doron Simon
Tower Semiconductor USA
+1 (408) 330 6888
pr@towersemi.com